Katherine Z. Solomon Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0956 Tel (213) 486-9611 Fax capitalgroup.com

April 14, 2020

Mark A. Cowen

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Registrant” or the “Series”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided on March 12, 2020 to the Registrant’s Post-Effective Amendment No. 93 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 93 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), which amendment reflected, among other things, changes to certain fund names, certain revisions to the funds’ investment strategies and the addition of management fee waivers. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on May 1, 2020 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual class of shares apply equally to each of the Registrant’s other classes of shares with similar disclosure.

Summary Prospectus

A.	General

  In the “Annual fund operating expenses” table for each fund, please update the footnote to specify the amount of the management fee waiver.

Response: We have updated the disclosure to address this comment as set forth below. The bracketed text will be completed for each individual fund and share class in the Amendment as appropriate.

The investment adviser is currently waiving a portion of its investment management fee equal to [XX]% of the fund’s net assets. This waiver will be in effect through at least May 1, 2021. The waiver may only be modified or terminated with the approval of the fund’s board.

  Please add the following sentence to the beginning of the lead-in to the expense example for each fund: “This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.” In addition, please add the words “or hold” after the word “redeem” in the second sentence.

Response: We note that in accordance with Item 3 of Form N-1A, the lead-in to the expense example for each fund already includes a sentence that is substantially similar to the sentence that the Staff asked us to add.

With respect to the Staff’s request that we indicate that the hypothetical expenses will not change if the investor holds (instead of redeems) his or her shares at the end of the stated period, we have updated the disclosure to address this comment, as follows:

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. The example does not reflect insurance contract expenses. If insurance contract expenses were reflected, expenses shown would be higher. No sales charge (load) or other fees are charged by the fund upon redemption, so you would incur these hypothetical costs whether or not you were to redeem your shares at the end of the given period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

B.	New World Fund

  In the section captioned “Principal investment strategies,” you state that the fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets (i.e., emerging markets). However, the remaining disclosure in this section appears inconsistent with this statement. We would expect a fund primarily investing in emerging markets to have substantially more of its investments economically tied to emerging market countries.

Response: New World Fund’s investment strategy was devised as a means of providing shareholders with a flexible exposure to developing markets by blending investments in securities of issuers based in qualified developing countries, on the one hand, with investments in securities of issuers based in the developed world with significant assets or revenues attributable to developing countries, on the other. This distinctive investment approach offers long-term investors who want to access the return potential of developing markets many potential benefits, including a possible reduction in some of the volatility typically associated with emerging markets investing.

Notwithstanding New World Fund’s express intent to invest in securities of issuers based in both developing and developed countries, the fund discloses in its prospectus, under “Principal investment strategies,” that it “invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.” This exposure is obtained two ways—on the one hand, through investments in companies that are primarily based in countries with developing economies and/or markets, and on the other hand, though investments in companies that have been deemed to have “significant exposure” to developing countries. In practice, fund shareholders are substantially exposed to emerging markets by way of investments in both developing and developed country issuers.

We have revised the disclosure to clarify this approach and to address the Staff’s comment, as follows:

Principal investment strategies The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets. The securities markets of these countries may be referred to as emerging markets. The fund may invest in equity securities of any company, regardless of where it is based (including developed countries), if the fund’s investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries. ~~The fund may also invest in debt securities of issuers, including issuers of lower rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser), with exposure to these countries. Bonds rated Ba1 or BB+ or below are sometimes referred to as “junk bonds.”~~

Under normal market conditions, the fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets. The fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries.

In determining whether a country is qualified, the fund’s investment adviser will consider such factors as the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The fund’s investment adviser will maintain a list of qualified countries and securities in which the fund may invest.

The fund may also invest in debt securities of issuers, including issuers of lower rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser), with exposure to these countries. Bonds rated Ba1 or BB+ or below are sometimes referred to as “junk bonds.”

~~The fund may invest in equity securities of any company, regardless of where it is based, if the fund’s investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries.~~ In addition, the fund may invest in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, that are primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries. ~~The fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries.~~

  In the section captioned “Principal investment strategies,” please revise the disclosure to clarify the extent to which the fund may invest in nonqualified developing countries if the fund is only required to invest 35% of its assets in qualified developing countries.

Response: Please see our response to Comment No. 3 above. The statement that the fund invests at least 35% of its assets in securities of issuers based in qualified countries does not mean that the remainder of the fund’s assets will be held in nonqualified developing countries, and the disclosure that the fund will invest in nonqualified developing countries “to a limited extent” should be read consistent with the plain meaning of such term. Historically, the fund has not invested materially in such countries: as of December 31, 2019 and 2018, for example, the fund did not hold the securities of any issuers based in nonqualified developing countries.

  In the section captioned “Principal investment strategies,” please revise the disclosure to clarify that the term “significant portion,” as it pertains to the scope of a company’s assets or revenues that are attributable to developing countries, generally means “50% or more” (rather than 20% or more, as is currently disclosed).

Response: We respectfully decline to revise the disclosure to clarify that the term “significant portion,” as it pertains to the scope of a company’s assets or revenues that are attributable to developing countries, generally means more than 50%. We respectfully submit that the imposition of investment policies or restrictions of this nature, which are not mandated by the 1940 Act or existing rules or regulations thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process. Absent applicable rules or regulations, defining what is meant by subjective terms such as “significant portion” is wholly within the purview of a fund’s investment adviser, so long as any such definition is accurately disclosed. As noted, the fund currently defines a “significant portion” of a company’s assets to mean “generally, 20% or more.” Such definition is clearly disclosed in the fund’s prospectus and effectively eliminates shareholder uncertainty or confusion as to the meaning of a subjective term.

  In the section captioned “Principal investment strategies,” please identify the countries included on the list of “qualified countries” maintained by the investment adviser.

Response: The list of qualified countries is included in the section captioned “Investment objectives, strategies and risks” in the fund’s statutory prospectus. Such list is only included in the statutory prospectus in accordance with the Staff’s guidance that disclosure in response to Item 4 of Form N-1A should summarize the more fulsome disclosure in Item 9 of Form N-1A. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  We note in the section captioned “Principal risks” that the fund may invest in convertible securities. If the fund invests or expects to invest in contingent convertible securities, the fund should consider what, if any, disclosure is appropriate.

Response: Although New World Fund may invest in contingent convertible securities as a non-principal investment strategy, as of December 31, 2019, the fund did not hold any positions in such securities. Nevertheless, the Registrant has included disclosure regarding contingent convertible securities and the risks associated with investing therein in its statement of additional information under “Description of certain securities, investment techniques and risks — Hybrid securities.”

  In the section captioned “Principal investment strategies,” please consider describing the developing market securities in which the fund invests as “securities of issuers domiciled outside the United States or with significant operations outside the United States,” as described in the paragraph captioned “Investing outside the United States” in the section captioned “Principal risks.”

Response: We believe the disclosure in the section captioned “Principal investment strategies” adequately describes the developing market issuers and securities in which the fund may invest. Specifically, the disclosure in the “Principal investment strategies” section states that the fund may invest in securities of companies that have a significant portion of their assets or revenues (generally 20% or more) that are attributable to developing countries. This specific test is appropriate for inclusion in the “Principal investment strategies” section because it narrowly describes an investment strategy of the fund. However, the disclosure in the paragraph captioned “Investing outside the United States” describes the risks associated with investing in issuers “with significant operations outside the United States” more generally. We believe this more general wording is appropriate for inclusion in a risk factor, whereas the specific disclosure in the “Principal investment strategies” section is more appropriate when describing a fund’s investment strategy. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Registrant’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: We have considered the Registrant’s disclosure, including its risk disclosure, in light of the Staff’s comment and we believe the Registrant’s current disclosure is sufficient. In particular, the “market conditions” risk factor states that that the prices of, and the income generated by, the securities held by a fund may decline – sometimes rapidly or unpredictably – due to various market events. However, recognizing that the COVID-19 pandemic may continue for a significant period of time and that other pandemics may occur in the future, we have supplemented the “Market conditions” risk factor in each fund’s statutory prospectus as follows:

Market conditions — The prices of, and the income generated by, the common stocks, bonds and other securities held by the fund may decline – sometimes rapidly or unpredictably – due to various factors, including events or conditions affecting the general economy or particular industries; overall market changes; local, regional or global political, social or economic instability; governmental, governmental agency or central bank responses to economic conditions; and currency exchange rate, interest rate and commodity price fluctuations.

Economies and financial markets throughout the world are interconnected. Economic, financial or political events, trading and tariff arrangements, wars, terrorism, cybersecurity events, natural disasters, public health emergencies (such as the spread of infectious disease) and other circumstances in one country or region could have impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries affected, the value and liquidity of the fund’s investments may be negatively affected by developments in other countries and regions.

  In the paragraph captioned “Investing in small companies” in the section captioned “Principal risks,” please clarify that the fund’s principal strategy of investing in emerging market companies may involve investing in smaller companies.

Response: The risks associated with investing in smaller companies do not exist only when investing in emerging market companies. We believe that adding the proposed disclosure could mislead investors into thinking otherwise. Instead, we believe the risk factor describing the risks of investing in small companies should remain general. Accordingly, we respectfully decline to supplement the disclosure as proposed.

C.	Capital Income Builder

  In the section captioned “Principal investment strategies,” please supplementally confirm that the common stocks referenced in the following sentence are dividend-paying: “The fund invests primarily in a broad range of income-producing securities, including common stocks and bonds.”

Response: We supplementally confirm that the common stocks described in the above-referenced sentence are dividend-paying, as they are a type of income-producing security in which Capital Income Builder invests.

D.	Capital World Bond Fund

  Please update the fund’s name on EDGAR. Currently, the fund’s name is listed as “Global Bond Fund.”

Response: The fund’s name change is effective May 1, 2020. We confirm that we will update EDGAR to reflect the fund’s new name after the name change becomes effective.

  In the section captioned “Principal investment strategies,” please clarify whether the fund’s assets are defined as “net” for the purpose of calculating the percentage of fund assets invested in bonds and other debt securities. Additionally, please clarify whether the fund’s assets for the purpose of such calculation include borrowings for investment purposes.

Response: As disclosed in the Registrant’s statement of additional information, the Registrant has adopted a fundamental policy (which is applicable to each of its series funds) not to borrow money, except as permitted (i) by the 1940 Act and the rules and regulations thereunder or (ii) by exemptive or other relief or permission from the U.S. Securities and Exchange Commission or its staff (the “Staff”). Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of any of the Registrant’s series funds. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 under the 1940 Act (“Rule 35d-1” or the “Names Rule”) in the prospectus disclosure for a series fund. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  We note that Capital World Bond Fund has a policy of investing at least 80% of its assets in bonds and other debt securities pursuant to Rule 35d-1 and that derivatives may be used to satisfy such policy. Please supplementally explain how investments in derivatives will be measured for purposes of the policy.

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with a fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, Capital World Bond Fund uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

  It appears that the fund invests significantly in asset-backed and mortgage-backed securities. Please clarify whether these securities include (i) collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”) and collateralized mortgage obligations (“CMOs”), particularly lower-rated tranches, or (ii) non-investment grade, private (i.e., non-agency) mortgage-backed securities (residential or commercial), particularly lower-rated tranches. If so, does the fund intend to invest more than 15% of its assets in these types of securities? If so, given the liquidity profile of these securities, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 of the 1940 Act. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-55.

Response: Because Capital World Bond Fund intends to invest in securitized debt, we have included risk disclosure regarding investing in mortgage-related and other asset-backed securities in the fund’s statutory prospectus. Such securities may include investments in CDOs, CLOs and CMOs, and may, from time to time, include lower-rated tranches of these instruments. However, we do not currently expect investing in any one of these instruments to be a principal investment strategy and, more to the point, we do not expect investing in lower-rated tranches of CDOs, CLOs and CMOs to be an investment strategy of the fund. For the avoidance of doubt, we supplementally confirm that, in all cases, the fund will not hold more than 15% of its assets in illiquid investments (including any CDOs, CLOs or CMOs, and any lower-rated tranches thereof, that may be deemed to be illiquid).

  We note that the fund includes the word “World” in its name. In the section entitled “Principal investment strategies,” please clarify that the fund invests in “a number of countries throughout the world.” As written, the strategy could be interpreted to mean that the fund only invests in issuers domiciled in a single country outside the United States.

Response: We have updated the section captioned “Investment objectives, strategies and risks” in the fund’s statutory prospectus to address this comment, consistent with the layered disclosure approach, as follows:

The fund ~~may~~ will invest substantially in securities of issuers domiciled in a number of countries outside the United States, ~~including~~ and such investments may include securities of issuers domiciled in developing countries.

  In the section captioned “Principal risks,” please describe risks specific to forward currency contracts, futures contracts and swaps.

Response: Capital World Bond Fund does not expect to invest in any individual category of derivatives as a principal investment strategy; however, the fund’s use of derivatives, in the aggregate, may constitute a principal investment strategy. Accordingly, we have included general disclosure regarding the fund’s investments in derivatives under “Principal investment strategies” and “Principal risks.” Forward currency contracts, futures contracts and swaps are three types of derivative instruments in which the fund may invest; however, as noted above, we do not currently expect investing in any one particular type of derivative instrument to be, on its own, a principal investment strategy of the fund. Accordingly, we have deleted the reference to forward currency contracts, futures contracts and swaps from the “Principal investment strategies” section, and we have not included substantive disclosure regarding forward currency contracts, futures contracts or swaps under “Principal risks” in the fund’s summary prospectus. However, because the fund may invest in such instruments, additional details about forward currency contracts, futures contracts and swaps, including the risks associated with investing in forward currency contracts, futures contracts and swaps, are described in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus, and in the statement of additional information.

  In the section captioned “Principal investment strategies,” please describe the risks associated with Brexit and LIBOR, if applicable. In addition, please describe the risks associated with investing in China, if applicable.

Response: Capital World Bond Fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. Accordingly, at this time, we respectfully decline to disclose Brexit risks associated with investing in the United Kingdom and risks associated with investing in China. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure. In addition, with respect to the fund’s investments in China, we note that the Registrant has included disclosure regarding the risks associated with investing through Stock Connect in its statement of additional information under “Description of certain securities, investment techniques and risks – Investing through Stock Connect.”

The Registrant has included disclosure regarding LIBOR in its statement of additional information under “Description of certain securities, investment techniques and risks — Variable and floating rate obligations.”

E.	American Funds Mortgage Fund

  Please update the fund’s name on EDGAR. Currently, the fund’s name is listed as “Mortgage Fund.”

Response: The fund’s name change is effective May 1, 2020. We confirm that we will update EDGAR to reflect the fund’s new name after the name change becomes effective.

  In the section captioned “Principal investment strategies,” please clarify whether the fund’s assets are defined as “net” for the purpose of calculating the percentage of fund assets invested in mortgage-related securities. Additionally, please clarify whether the fund’s assets for the purpose of such calculation include borrowings for investment purposes.

Response: Please see our response to Comment No. 13 above.

  In the section captioned “Principal risks,” please describe risks specific to forward currency contracts, futures contracts and swaps.

Response: American Funds Mortgage Fund does not expect to invest in any individual category of derivatives as a principal investment strategy; however, the fund’s use of derivatives, in the aggregate, may constitute a principal investment strategy. Accordingly, we have included general disclosure regarding the fund’s investments in derivatives under “Principal investment strategies” and “Principal risks.” Futures contracts and swaps are two types of derivative instruments in which the fund may invest; however, as noted above, we do not currently expect investing in any one particular type of derivative instrument to be, on its own, a principal investment strategy of the fund. Accordingly, we have deleted the reference to futures contracts and swaps from the “Principal investment strategies” section, and we have not included substantive disclosure regarding futures contracts or swaps under “Principal risks” in the fund’s summary prospectus. However, because the fund may invest in such instruments, additional details about futures contracts and swaps, including the risks associated with investing in futures contracts and swaps, are described in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus, and in the statement of additional information.

We inform you supplementally that the fund does not currently invest, or intend to invest, in forward currency contracts. Accordingly, there is no need to add disclosure on investment in forward currency contracts to the prospectus at this time.

Statutory Prospectus

A.	New World Fund

  Please make any necessary changes to the section entitled “Investment objectives, strategies and risks” to incorporate our comments set forth in Comment Nos. 3-5 above. Please consider the layered disclosure approach when updating such disclosure.

Response: Please see our responses to Comment Nos. 3-5 above. We have incorporated all of the changes that we made to the “Principal investment strategies” section of the summary prospectus into the section entitled “Investment objectives, strategies and risks” in the statutory prospectus.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes.

Response: We have considered New World Fund’s disclosure in light of the above-referenced comment and we believe the fund’s current disclosure is sufficient. In particular, the paragraph beginning “The fund may also hold cash or cash equivalents .. . .” includes the following sentences in response to Instruction 6 to Item 9(b) of Form N-1A, which requires that the prospectus disclose the effect of taking any temporary defensive position: “A larger percentage of such holdings could moderate the fund’s investment results in a period of rising market prices. Alternatively, a larger percentage of such holdings could reduce the magnitude of the fund’s loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.” We believe this disclosure is appropriately responsive to the requirements of Form N-1A, and, accordingly, we respectfully decline to supplement the disclosure as proposed.

B.	Capital Income Builder

  Please note that the following sentences appear in the summary prospectus in the section captioned “Principal investment strategies,” but not in the statutory prospectus in the section captioned “Investment objectives, strategies and risks”: “In seeking to provide a level of current income that exceeds the average yield on U.S. stocks, the fund generally looks to the average yield on stocks of companies listed on the S&P 500 Index. The fund may also invest significantly in common stocks, bonds and other securities of issuers domiciled outside the United States.” This seems inconsistent with the layered disclosure approach. Please consider adding such sentences to the section captioned “Investment objectives, strategies and risks.”

Response: We note that the two sentences quoted above already appear in the section captioned “Investment objectives, strategies and risks” at the end of the paragraph beginning “Capital Income Builder The fund has two primary investment objectives.”

C.	Capital World Bond Fund

  In the section captioned “Investment objectives, strategies and risks,” please describe risks specific to forward currency contracts, futures contracts and swaps.

Response: Please see our response to Comment No. 17 above. As noted above, we do not currently expect investing in any one particular type of derivative instruments to be, on its own, a principal investment strategy of Capital World Bond Fund. Accordingly, we have deleted the reference to forward currency contracts, futures contracts and swaps from the “Principal investment strategies” section, and we have not included substantive disclosure regarding forward currency contracts, futures contracts or swaps in the list of principal risks in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus. However, because the fund may invest in such instruments, additional details about the risks associated with investing in forward currency contracts, futures contracts and swaps are described in the list of additional risks associated with investing in the fund in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus, and in the statement of additional information.

  Investing in swaps appears to be a principal strategy of the fund. If this strategy includes investing in interest rate swaps and credit default swaps or CDX, please move the paragraph captioned “Investing in swaps” from the section captioned “Investment objectives, strategies and risks” to the section captioned “Principal risks” in the fund’s summary prospectus.

Response: Please see our response to Comment No. 17 above. Capital World Bond Fund does not expect to invest in any individual category of derivatives as a principal investment strategy; however, the fund’s use of derivatives, in the aggregate, may constitute a principal investment strategy. Accordingly, we have included general disclosure regarding the fund’s investments in derivatives under “Principal investment strategies” and “Principal risks.” Swaps are one type of derivative instruments in which the fund may invest; however, as noted above, we do not currently expect investing in any one particular type of derivative instruments to be, on its own, a principal investment strategy of the fund. Accordingly, we have deleted the reference to swaps from the “Principal investment strategies” section, and we do not believe it is appropriate to include substantive disclosure regarding swaps under “Principal risks” in the fund’s summary prospectus.

D.	General

  In the section captioned “Investment objectives, strategies and risks,” please label any additional risks associated with investing in each fund as “non-principal” risks.

Response: We have considered the funds’ disclosure in light of the above-referenced comment and we believe the current disclosure is sufficient. Item 9(c) of Form N-1A requires disclosure of the “principal” risks of investing in a fund. The principal risks of investing in each fund are labeled as “principal risks” in the section captioned “Investment objectives, strategies and risks” in the statutory prospectus. Non-principal risks are included in a separate category of such section and are labeled as “additional risks.” It is clear on the face of the existing disclosure which risks are principal risks and which are not. We believe that designating the “additional” risks as “non-principal” risks may mislead investors into thinking the risks are unimportant. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  In the paragraph captioned “Investment adviser” in the section captioned “Management and organization,” we note that you describe the management fee paid by each fund to its investment adviser for the most recent fiscal year. Please disclose the terms of any fee waiver.

Response: The amount of the management fee waiver for each fund is described in the footnote to the “Annual fund operating expenses” table. We have updated the disclosure in the paragraph captioned “Investment adviser” in the section captioned “Management and organization” to include a reference to such waiver, as set forth below:

Investment adviser Capital Research and Management Company, an experienced investment management organization founded in 1931, serves as the investment adviser to the Series and other mutual funds, including the American Funds. Capital Research and Management Company is a wholly owned subsidiary of The Capital Group Companies, Inc. and is located at 333 South Hope Street, Los Angeles, California 90071. Capital Research and Management Company manages the investment portfolios and business affairs of the Series. The total management fee paid by each fund to its investment adviser for the most recent fiscal year, including any amounts waived, in each case expressed as a percentage of average net assets of that fund, appears in the Annual Fund Operating Expenses table for each fund. Please see the statement of additional information for further details. A discussion regarding the basis for the approval of the Series’ Investment Advisory and Service Agreement by the Series’ board of trustees is contained in the Series’ annual report to shareholders for the fiscal year ended December 31, 2019.

Statement of Additional Information

A.	General

  For each fund that has adopted a policy of investing at least 80% of its assets in certain types of investments pursuant to Rule 35d-1 and for which derivatives may be used to satisfy such policy, please supplementally explain how investments in derivatives will be measured for purposes of the policy.

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with a fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, each fund that has adopted an 80% investment policy pursuant to Rule 35d-1 and counts derivative instruments towards such policy uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

B.	American Funds Mortgage Fund

  In the section captioned “Certain investment limitations and guidelines,” please confirm the purpose of the following disclosure: “Compliance with certain asset diversification requirements in the Internal Revenue Code applicable to insurance company separate accounts and their underlying funding vehicles may, at times, restrict the fund’s ability to invest at least 80% of its assets in mortgage-related securities.”

Response: We note supplementally that the diversification requirements of Section 817(h) of the Internal Revenue Code apply to all funds in American Funds Insurance Series, including American Funds Mortgage Fund. Section 817 of the Code provides that each such fund will be considered adequately diversified only if (i) no more than 55% of the value of the total assets of the fund is represented by an one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments; (iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. Each government agency is treated as a separate issuer for the purposes of this calculation. However, if the fund invests a significant amount of its assets in securities issued by only a handful of governmental agencies, as is possible with mortgage-related securities, it is conceivable that Section 817(h) could limit the fund’s ability to invest in additional mortgage-related securities issued by a particular government agency.

We have revised the disclosure as set forth below to clarify that we only expect the Section 817(h) asset diversification requirements to impact the fund’s ability to invest in mortgage-related securities under extraordinary circumstances. Accordingly, the fund will invest at least 80% of its assets in mortgage-related securities under normal market conditions, consistent with the requirements of the Names Rule.

The fund invests at least 80% of its assets in mortgage-related securities, including, but not limited to, residential mortgage-backed securities and commercial mortgage-backed securities, federal agency debentures, contracts for future delivery of mortgage-related securities (such as to be announced (TBA) contracts and mortgage dollar rolls), and other securities collateralized by mortgage loans. Under extraordinary circumstances, compliance with certain asset diversification requirements in the Internal Revenue Code applicable to insurance company separate accounts and their underlying funding vehicles may~~, at times,~~ restrict the fund’s ability to invest at least 80% of its assets in mortgage-related securities.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0956.

Sincerely,

/s/ Katherine Z. Solomon

Katherine Z. Solomon

Counsel